SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

Montecito Venture Partners, LLC 1205 Coast Village Road Montecito, California 93108 Attention: R. Atticus Lowe Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Montecito Venture Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 25,400,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 25,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 25,400,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 25,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 25,400,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 25,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 25,400,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 25,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON IN, HC

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the “common stock”), of EnerJex Resources, Inc. (the “Issuer”), with its principal executive offices located at 27 Corporate Woods, Suite 350, 10975 Grandview Drive, Overland Park, Kansas 66210.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Montecito Venture Partners, LLC, a Delaware limited liability company (“MVP”); (2) R. Atticus Lowe, a United States Citizen (“Lowe”); (3) Lance W. Helfert, a United States Citizen (“Helfert”); and (4) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

MVP is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe’s and Helfert’s principal occupation is serving on the investment committee of West Coast Asset Management, Inc. Orfalea’s principal occupation is involvement with a range of business ventures (incluing the investment committee of West Coast Asset Management) and not-for-profit organizations.

MVP owns all of the shares reported in this Statement. The Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 15,595,540 shares of the Issuer’s common stock and 4,779,460 shares of the Issuer’s newly authorized Series A Preferred Stock in exchange for a contribution of its 88% membership interest in Black Sable Energy, LLC, a Texas limited liability company, which was an asset in MVP’s investment portfolio. The specific terms are set forth in a Securities Purchase and Asset Acquisition Agreement (the “SP&AA”) dated December 31, 2010 among Issuer, MVP, West Coast Opportunity Fund, LLC; RGW Energy, LLC; J&J Operating Company, LLC; Working Interest Holding, LLC; and Frey Living Trust. The foregoing description of the SP&AA is not complete and is subject to and qualified in its entirety by reference to the SP&AA, a copy of which was filed as Exhibit 10.1 to that certain Form 8-K filed by Issuer on January 6, 2011, and the terms of which are incorporated herein by reference.

MVP acquired 5,025,000 shares of Issuer’s common stock for $2,500,000 in cash from working capital. The terms of this acquisition are set forth in a Securities Purchase Agreement (the “SPA”) dated December 31, 2010 among Issuer, MVP, and other investors. The foregoing description of the SPA is not complete and is subject to and qualified in its entirety by reference to the SPA, a copy of which was filed as Exhibit 10.3 to that certain Form 8-K filed by Issuer on January 6, 2011, and the terms of which are incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

All of the shares of common stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of December 31, 2010, MVP directly owns 25,400,000 shares of common stock, representing 35.5% of all of the Issuer’s outstanding shares of common stock. The Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 25,400,000 shares reported herein.

(c) See Item 3, incorporated by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated January 10, 2011

Exhibit B – Power of Attorney dated January 10, 2011

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: January 10, 2011

MONTECITO VENTURE PARTNERS, LLC

R. ATTICUS LOWE

LANCE W. HELFERT

PAUL J. ORFALEA

By:	/S/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Attorney-in-fact for each of the Principals and Reporting Person

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated January 10, 2011

Exhibit B – Power of Attorney dated January 10, 2011